Exhibit 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
NET INCOME PER COMMON SHARE BASIC
Weighted average shares outstanding	19,224	20,153	19,660	20,839
Net income available to common shareholders	$11,972	$7,673	$33,976	$22,949
Net income per share—basic	$0.62	$0.38	$1.73	$1.10
NET INCOME PER COMMON SHARE DILUTED
Weighted average shares outstanding	19,224	20,153	19,660	20,839
Net effect of dilutive stock options based on the treasury stock method using the average market price	170	165	198	182
Total	19,394	20,318	19,858	21,021
Net income available to common shareholders	$11,972	$7,673	$33,976	$22,949
Net income per share—diluted	$0.62	$0.38	$1.71	$1.09